Monthly Report - February, 2019

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,647,010        1,659,218
Change in unrealized gain (loss) on open          (1,700,634)      (3,362,835)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            1,227
      obligations
   Change in unrealized gain (loss) from U.S.         (4,022)           61,262
      Treasury obligations
Interest Income 			              298,716          626,589
Foreign exchange gain (loss) on margin deposits      (34,176)            7,601
				                 ------------    -------------
Total: Income 				            2,206,894      (1,006,938)

Expenses:
   Brokerage commissions 		              679,456        1,362,888
   Management fee 			               48,642           96,196
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  (1)              (1)
   Administrative expense 	       	               83,359          167,722
					         ------------    -------------
Total: Expenses 		                      811,456        1,626,805
Net Income(Loss)			   $        1,395,438      (2,633,743)
for February, 2019

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (135,708.146    $     3,804,347    165,605,324    169,409,671
units) at January 31, 2019
Addition of 		 	              0        710,600        710,600
408.798 units on February 1, 2019
Redemption of 		 	              0    (1,729,211)    (1,729,211)
(1,484.620) units on  February 28, 2019*
Net Income (Loss)               $        46,417      1,349,021      1,395,438
for February, 2019
         			   -------------   -------------   -----------


Net Asset Value at February 28, 2019
(134,677.300 units inclusive
of 44.976 additional units) 	      3,850,764    165,935,734    169,786,498
				  =============  ============= ==============


		GLOBAL MACRO TRUST February 2019 UPDATE
                      Year to Date     Net Asset
Series	  February ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    0.69% 	   (1.75)%  $  1,164.75	  110,679.939 $   128,914,046
Series 3    1.07% 	   (1.01)%  $  1,637.35	   19,435.344 $    31,822,485
Series 4    1.22% 	   (0.72)%  $  2,053.53	    3,901.726 $     8,012,298
Series 5    1.01% 	   (1.13)%  $  1,571.53	      660.291 $     1,037,669

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




				March 14, 2019
Dear Investor:

Modest gains from trading equity, energy, interest rate and soft and other agricultural commodity futures outdistanced small losses from trading currency forwards and metal futures. Continuing uncertainties concerning global growth, BREXIT, and U.S.-China trade and technology frictions coincided with relatively small portfolio positions during the month even as global central banks shifted toward more neutral policy stances. The hurried and unsuccessful Trump-Kim Summit, the India-Pakistan flare-up and President Trump's simmering U.S. domestic political conflicts also clouded the outlook.

In recent speeches and comments, several Federal Reserve Governors reiterated Chairman Powell's and the FOMC's pledge to take a "patient" approach to future policy changes. This more neutral monetary policy pivot has been reflected by most developed and developing country central banks during February. Against this background, global equity markets extended the rally that began late last year. Consequently, short vix position and long positions in Chinese, Hong Kong, Korean, Japanese, Canadian, NASDAQ, S&P 500, Spanish, Swedish and Italian indices were profitable. Meanwhile, short positions in German, Dutch, Singaporean, South African and in the U.S. Dow-Jones and S&P Mid-Cap indices produced partially offsetting losses. Trading of emerging market and Australian equity indices was also slightly unprofitable. Energy prices were again supported by the OPEC+ production cuts that were running above target in early 2019 and by tightening sanctions on Venezuela and Iran. As a result, long Brent crude oil, RBOB gasoline, heating oil and London gas oil positions were profitable. A short WTI crude trade posted a small loss. A short U.S. natural gas trade was also slightly unprofitable as extreme cold weather brought on by the "polar vortex" boosted prices.

Short corn, wheat and coffee trades were each slightly profitable.

In the wake of slower global growth, declines in actual inflation in the U.S. and Canada, Europe and China, and a pivot from tightening to neutrality among major central banks, trading of fixed income futures was mixed and only slightly profitable. U.S. and Canadian interest rates drifted higher and short positions in 2-, 5- and 10-year government bond futures were profitable. On the other hand, a long position in short-term Eurodollar futures was unprofitable. Outside North America, long positions in Australian and Japanese bond futures were profitable, while long positions in Italian and German interest rate futures were unprofitable.

The U.S. dollar traded in a narrow band, rising about 1-1/2% early on and retracing lower thereafter. Short dollar positions versus the Brazilian real, Russian ruble, Turkish lira and Korean won, and long dollar trades relative to the Australian dollar, New Zealand dollar, British pound and euro were each slightly unprofitable. Meanwhile, short Swedish krona and Norwegian kroner positions vs. the dollar provided partially offsetting gains.

Trading of metal futures was nearly flat as the small losses from short gold and copper positions only marginally outpaced the small profits from a short silver trade and a long platinum position.



				   Very truly yours,

					Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman